TSX: ERO
NYSE: ERO

August 3, 2023

Ero Copper Reports Second Quarter 2023 Operating and Financial Results

(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce its operating and financial results for the three and six months ended June 30, 2023. Management will host a conference call tomorrow, Friday, August 4, 2023, at 11:30 a.m. eastern time to discuss the results. Dial-in details for the call can be found near the end of this press release.

HIGHLIGHTS

•Copper production of 12,004 tonnes at C1 cash costs(*) of $1.52 per pound of copper produced

•Gold production of 12,333 ounces at C1 cash costs(*) and All-in Sustaining Costs ("AISC")(*) of $492 and $1,081, respectively, per ounce of gold produced

•Meaningful quarter-on-quarter increase in copper production offset lower realized copper prices and a stronger Brazilian Real (“BRL”) during the period
◦Net income attributable to the owners of the Company of $29.6 million ($0.32 per share on a diluted basis)
◦Adjusted net income attributable to the owners of the Company(*) of $22.3 million ($0.24 per share on a diluted basis)
◦Adjusted EBITDA(*) of $49.1 million
•Available liquidity at quarter-end of $330.4 million included cash and cash equivalents of $124.4 million, short-term investments of $56.0 million, and $150.0 million of undrawn availability under the Company's senior secured revolving credit facility

•Major strategic initiatives continue to progress on schedule, positioning the Company for significant near-term growth
◦Construction of the Tucumã Project reached approximately 45% physical completion as of quarter-end. Total project capital estimate remains unchanged at approximately $305 million
◦At the Caraíba Operations, the pre-sink phase of development at the new external shaft was completed during the quarter with the headgear and winder installation on track to commence main sinking prior to year-end. Approximately 80% of planned capital expenditures were under contract or in the final stages of negotiation at quarter-end and remain within 5% of budget

1	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
◦At the Xavantina Operations, horizontal development into the new Matinha vein was completed during the quarter with first production expected in H2 2023

•Reaffirming 2023 production and C1 cash cost(*) guidance; increasing full-year capital expenditure guidance by $15 to $20 million to reflect proactive investments at the Caraíba Operations
◦After conducting a detailed review of major projects and support infrastructure at the Caraíba Operations during the quarter, including infrastructure related to the Deepening, underground paste fill and tailings, the Company has elected to invest in various upgrades throughout H2 2023. These enhancements aim to bolster the Caraíba Operations' ongoing projects and support expanded life-of-mine operating plans at the Pilar Mine

*These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and six months ended June 30, 2023 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

“We continued to deliver on our full-year operating plan during the second quarter while making significant progress on our organic growth initiatives,” said David Strang, Chief Executive Officer. “Despite softer copper prices and a significant strengthening of the BRL, excellent performance at our operations translated into solid operating margins and financial results for the quarter.

"Looking ahead, we anticipate a stronger second half of 2023 as we target commissioning of the new ball mill for our plant expansion project at the Caraíba Operations during the fourth quarter, and produce first ore from the recently developed Matinha vein at the Xavantina Operations.

"Construction of the Tucumã Project continues to advance on schedule and is nearing the halfway mark at approximately 45% physical completion. Electromechanical assembly of the process plant is now underway, and mine pre-strip remains on track to reach first sulphide ore in the fourth quarter of this year, as planned. At the Caraíba Operations, we completed the pre-sink phase of development at the new external shaft, achieving approximately 25% physical completion as of quarter-end. We are now in the process of hoisting the pre-assembled headframe to commence main shaft sinking activities prior to year-end.

"As the world's focus on security of critical minerals supply chains grows more urgent, the timing of our growth trajectory appears increasingly favorable. We are proud to produce some of the lowest carbon-intensity metals in the world and remain on track to double copper production to over 100,000 tonnes in 2025 and achieve higher sustained gold production levels of 55,000 to 60,000 ounces per year beginning in 2024."

2	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
SECOND QUARTER REVIEW

•Mining & Milling Operations
◦The Caraíba Operations processed 840,821 tonnes of ore grading 1.55% copper, producing 12,004 tonnes of copper in concentrate during the quarter after metallurgical recoveries of 92.0%
–Higher mined tonnage and copper grades due to planned stope sequencing drove an increase in copper production of nearly 30% quarter-on-quarter
◦The Xavantina Operations processed 34,377 tonnes of ore grading 13.20 grams per tonne, delivering 12,333 ounces of gold production after metallurgical recoveries of 84.6%
–Processed gold grades increased over 11% quarter-on-quarter and 100% year-on-year
–Metallurgical recoveries were impacted by elevated in-process inventory at quarter-end as well as elevated carbon content in several high-grade stopes mined and processed during the period
–By-product silver production for the period was 8,579 ounces

•Organic Growth Projects
◦The Company significantly advanced the construction of its Tucumã Project, which remains on schedule, achieving physical completion of approximately 45% as of quarter-end, up from approximately 30% at the end of Q1 2023
–Mine pre-stripping is advancing as planned with over 5 million tonnes, or approximately 35% of total planned pre-strip volume, completed as of quarter-end. The mine remains on track to reach first sulphide ore in Q4 2023
–Civil works are also tracking to schedule with foundations for the primary crusher, ball mill and flotation areas completed during the quarter. Electromechanical assembly commenced just after quarter-end, as planned
–Total project capital estimate remains unchanged at approximately $305 million based on over 95% visibility of planned capital expenditures
–Workforce training programs, established in partnership with The National Service for Industrial Training, a Brazilian non-profit organization focused on improving the competitiveness of Brazil's manufacturing sector through technical and vocational education, are now well underway with nearly 100% of employees and contractors expected to come from within Brazil, including approximately two-thirds from communities surrounding the Tucumã Project

3	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
◦At the Caraíba Operations, the Company is focused on advancing its Pilar 3.0 initiative, designed to support sustained annual ore production levels of 3.0 million tonnes. The components of Pilar 3.0 include (i) Project Honeypot, an engineering initiative focused on recovering higher-grade material in the upper levels of the Pilar Mine, (ii) an expansion of the Caraíba mill from 3.0 to 4.2 million tonnes of annual throughput capacity, and (iii) construction of a new external shaft to service the lower levels of the Pilar Mine, including the Deepening Extension Zone
–Construction of the new external shaft remains on schedule. The 40-meter pre-sink phase of shaft development was completed during the quarter, and the main sinking stage was successfully hoisted into the shaft subsequent to quarter-end. Hoisting of the pre-assembled headframe is currently underway with main shaft sinking expected to commence prior to year-end. Planned capital expenditures under contract or in the final stages of negotiation were approximately 80% at quarter-end and remains within 5% of budget
–The Caraíba mill expansion remains on schedule with commissioning of the new ball mill on track to begin late in the year
◦Please see recent images from the Tucumã Project in Figures 1 through 4 and of construction on the Caraíba Operations' new external shaft in Figures 5 and 6 below

Figure 1: July 2023 aerial view of the Tucumã Project, including (A) main substation, (B) crushed ore stockpile and belt feeder, (C) process plant, including ball mill, flotation and filtration, and (D) administrative offices, laboratories, fuel station, and equipment maintenance area.

4	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Figure 2: Civil works underway on the Tucumã Project's future process plant, including (A) rougher and cleaner flotation cells, (B) Jameson cells, (C) pyrite flotation, and (D) ball mill (July 2023).

Figure 3: Preparation for electromechanical assembly of the ball mill at the Tucumã Project (July 2023).

5	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Figure 4: Construction of primary crusher retaining wall at the Tucumã Project (July 2023).

Figure 5: Hoisting of pre-assembled headframe at the Caraíba Operations' new external shaft in July 2023 (left).
Figure 6: Construction and assembly of the personnel and material winder building as of July 2023 (right).

6	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
OPERATING AND FINANCIAL HIGHLIGHTS

	3 months ended June 30, 2023	3 months ended Mar. 31, 2023	3 months ended June 30, 2022	6 months ended June 30, 2023	6 months ended June 30, 2022
Operating Highlights
Copper (Caraíba Operations)
Ore Processed (tonnes)	840,821	772,548	801,425	1,613,369	1,397,655
Grade (% Cu)	1.55	1.33	1.74	1.45	1.76
Cu Production (tonnes)	12,004	9,327	12,734	21,331	22,518
Cu Production (000 lbs)	26,464	20,564	28,073	47,027	49,643
Cu Sold in Concentrate (tonnes)	11,612	9,464	12,948	21,076	22,993
Cu Sold in Concentrate (000 lbs)	25,600	20,865	28,546	46,465	50,691
C1 cash cost of Cu produced (per lb)(1)	$1.52	$1.70	$1.24	$1.60	$1.27
Gold (Xavantina Operations)
Ore Processed (tonnes)	34,377	35,763	57,291	70,140	107,281
Au Production (oz)	12,333	12,443	11,122	24,776	19,918
C1 cash cost of Au Produced (per oz)(1)	$492	$436	$643	$464	$641
AISC of Au produced (per oz)(1)	$1,081	$946	$1,169	$1,013	$1,135

Financial Highlights ($ in millions, except per share amounts)
Revenues	$104.9	$101.0	$114.9	$205.9	$223.8
Gross profit	39.4	40.1	50.7	79.5	111.7
EBITDA(1)	61.9	52.2	53.9	114.1	132.0
Adjusted EBITDA(1)	49.1	48.6	55.8	97.7	118.2
Cash flow from operations	55.5	16.4	22.4	71.8	66.4
Net income	29.9	24.5	24.1	54.4	76.6
Net income attributable to owners of the Company	29.6	24.2	23.8	53.7	75.9
Per share (basic)	0.32	0.26	0.26	0.58	0.84
Per share (diluted)	0.32	0.26	0.26	0.58	0.83
Adjusted net income attributable to owners of the Company(1)	22.3	22.5	24.4	44.7	57.3
Per share (basic)	0.24	0.24	0.27	0.48	0.63
Per share (diluted)	0.24	0.24	0.27	0.48	0.62
Cash, cash equivalents, and short-term investments	180.4	236.6	429.9	180.4	429.9
Working capital(1)	140.7	218.8	417.7	140.7	417.7
Net (cash) debt(1)	246.5	174.2	(10.2)	246.5	(10.2)

(1) EBITDA, Adjusted EBITDA, Adjusted net income (loss) attributable to owners of the Company, Adjusted net income (loss) per share attributable to owners of the Company, Net (Cash) Debt, Working Capital, C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce) and AISC of gold produced (per ounce) are non-IFRS measures. These measures do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three and six months ended June 30, 2023 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

7	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2023 PRODUCTION AND COST GUIDANCE(*)

The Company is reaffirming its 2023 copper production guidance for the Caraíba Operations of 44,000 to 47,000 tonnes of copper in concentrate. Mill throughput volumes are expected to be slightly lower in Q3 2023 compared to Q2 2023 and higher in Q4 2023 due to the anticipated commissioning of the new ball mill. Combined with expected copper grade variations related to planned stope sequencing, copper production is expected to decrease slightly in Q3 2023 before increasing in the last quarter of the year.

The Company is also maintaining its full-year C1 cash cost guidance for the Caraíba Operations of $1.40 and $1.60 per pound of copper produced. Unit operating costs are expected to be slightly higher in Q3 2023 compared to Q2 2023 and lowest in the last quarter of the year due to anticipated variations in quarterly mined and processed copper grades as well as total copper production.

At the Xavantina Operations, the Company is reaffirming its 2023 gold production guidance range of 50,000 to 53,000 ounces with slightly higher gold production expected in H2 2023 due to increased mill throughput volumes following the expected commencement of production from the Matinha vein.

The Company is also maintaining its full-year C1 cash cost guidance for the Xavantina Operations of $475 and $575 per ounce of gold produced and adjusting its AISC guidance range to $1,000 to $1,100 per ounce of gold produced to reflect the inclusion of sustaining lease payments and other miscellaneous sustaining expenses.

The Company's cost guidance for 2023 assumes a USD:BRL foreign exchange rate of 5.30, a gold price of $1,725 per ounce and a silver price of $20.00 per ounce.

2023 Guidance
Caraíba Operations
Copper Production (tonnes)	44,000 - 47,000
C1 Cash Cost (US$/lb)(1)	$1.40 - $1.60

Xavantina Operations
Gold Production (ounces)	50,000 - 53,000
C1 Cash Cost (US$/oz)(1)	$475 - $575
All-in Sustaining Cost (AISC) (US$/oz)(1)	$1,000 - $1,100
(1) These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the Reconciliation of Non-IFRS Measures section at the end of this press release for additional information.

8	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2023 CAPITAL EXPENDITURE GUIDANCE(*)

After conducting a detailed review of major projects and support infrastructure at the Caraíba Operations during the quarter, including infrastructure related to the Deepening, underground paste fill and tailings, the Company has elected to invest in various upgrades throughout H2 2023. These enhancements aim to bolster the Caraíba Operations' ongoing projects and support expanded life-of-mine operating plans at the Pilar Mine. As a result, the Company is increasing its full-year capital expenditure guidance by $15 to $20 million.

The Company's capital expenditure guidance for 2023 assumes a USD:BRL foreign exchange rate of 5.30 and has been presented below in USD millions.

2023 Guidance
Caraíba Operations
Growth	$90 - $105
Sustaining	$70 - $80
Exploration	$22 - $27
Total, Caraíba Operations	$182 - $212

Tucumã Project
Growth	$150 - $165
Exploration	$0 - $1
Total, Tucumã Project	$150 - $166

Xavantina Operations
Growth	$4 - $5
Sustaining	$12 - $14
Exploration	$6 - $7
Total, Xavantina Operations	$22 - $26

Other Exploration Projects	$3 - $5

Company Total
Growth	$244 - $275
Sustaining	$82 - $94
Exploration	$31 - $40
Total, Company	$357 - $409

(*) Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s SEDAR and EDGAR filings, including the recent Annual Information Form for the year ended December 31, 2022 and dated March 7, 2023 (the "AIF"), for complete risk factors.

9	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CONFERENCE CALL DETAILS

The Company will hold a conference call on Friday, August 4, 2023 at 11:30 am Eastern time (8:30 am Pacific time) to discuss these results.

Date:	Friday, August 4, 2023
Time:	11:30 am Eastern time (8:30 am Pacific time)
Dial in:	North America: 1-800-319-4610, International: +1-604-638-5340 please dial in 5-10 minutes prior and ask to join the call
Replay:	North America: 1-800-319-6413, International: +1-604-638-9010
Replay Passcode:	0319

Reconciliation of Non-IFRS Measures

Financial results of the Company are presented in accordance with IFRS. The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional details please refer to the Company’s discussion of non-IFRS and other performance measures in its Management’s Discussion and Analysis for the three and six months ended June 30, 2023 which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

10	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
C1 cash cost of copper produced (per lb)

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q2	2023 - Q1	2022 - Q2	2023 - YTD	2022 - YTD
Cost of production	$37,767	$36,285	$38,015	$74,052	$67,178
Add (less):
Transportation costs & other	1,733	1,339	2,579	3,072	4,448
Treatment, refining, and other	4,248	2,527	3,893	6,775	5,939
By-product credits	(3,704)	(2,810)	(6,438)	(6,514)	(11,250)
Incentive payments	(1,129)	(1,237)	(1,016)	(2,366)	(1,920)
Net change in inventory	1,323	(1,185)	(1,907)	138	(1,330)
Foreign exchange translation and other	(13)	15	(178)	2	208
C1 cash costs	$40,225	$34,934	$34,948	$75,159	$63,273

Mining	$25,794	$23,210	$23,933	$49,004	$44,059
Processing	7,643	6,554	7,988	14,197	14,435
Indirect	6,244	5,453	5,572	11,697	10,090
Production costs	39,681	35,217	37,493	74,898	68,584
By-product credits	(3,704)	(2,810)	(6,438)	(6,514)	(11,250)
Treatment, refining and other	4,248	2,527	3,893	6,775	5,939
C1 cash costs	$40,225	$34,934	$34,948	$75,159	$63,273

Payable copper produced (lb, 000)	26,464	20,564	28,073	47,027	49,643

Mining	$0.97	$1.13	$0.85	$1.04	$0.89
Processing	$0.29	$0.32	$0.28	$0.30	$0.29
Indirect	$0.24	$0.27	$0.20	$0.25	$0.20
By-product credits	$(0.14)	$(0.14)	$(0.23)	$(0.14)	$(0.23)
Treatment, refining and other	$0.16	$0.12	$0.14	$0.15	$0.12
C1 cash costs of copper produced (per lb)	$1.52	$1.70	$1.24	$1.60	$1.27

11	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
C1 cash cost of gold produced and All-in Sustaining Cost of gold produced (per ounce)

The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q2	2023 - Q1	2022 - Q2	2023 - YTD	2022 - YTD
Cost of production	$5,657	$6,107	$7,225	$11,764	$12,617
Add (less):
Incentive payments	(311)	(407)	(188)	(718)	(773)
Net change in inventory	936	(352)	(73)	584	654
By-product credits	(163)	(176)	(145)	(339)	(269)
Smelting and refining costs	63	76	62	139	104
Foreign exchange translation and other	(119)	176	265	57	429
C1 cash costs	$6,063	$5,424	$7,146	$11,487	$12,762
Site general and administrative	1,338	1,232	882	2,570	1,441
Accretion of mine closure and rehabilitation provision	111	105	112	216	224
Sustaining capital expenditure	3,530	3,013	3,690	6,543	5,986
Sustaining leases	1,740	1,660	894	3,400	1,716
Royalties and production taxes	556	338	277	894	481
AISC	$13,338	$11,772	$13,001	$25,110	$22,610

Costs
Mining	$3,017	$2,567	$3,929	$5,584	$7,147
Processing	2,048	1,905	2,285	3,953	3,983
Indirect	1,098	1,052	1,015	2,150	1,797
Production costs	6,163	5,524	7,229	11,687	12,927
Smelting and refining costs	63	76	62	139	104
By-product credits	(163)	(176)	(145)	(339)	(269)
C1 cash costs	$6,063	$5,424	$7,146	$11,487	$12,762
Site general and administrative	1,338	1,232	882	2,570	1,441
Accretion of mine closure and rehabilitation provision	111	105	112	216	224
Sustaining capital expenditure	3,530	3,013	3,690	6,543	5,986
Sustaining leases	1,740	1,660	894	3,400	1,716
Royalties and production taxes	556	338	277	894	481
AISC	$13,338	$11,772	$13,001	$25,110	$22,610

Costs per ounce
Payable gold produced (ounces)	12,333	12,443	11,122	24,776	19,918

Mining	$245	$206	$353	$225	$359
Processing	$166	$153	$205	$160	$200
Indirect	$89	$85	$91	$87	$90
Smelting and refining	$5	$6	$6	$6	$5
By-product credits	$(13)	$(14)	$(12)	$(14)	$(13)
C1 cash costs of gold produced (per ounce)	$492	$436	$643	$464	$641
AISC of gold produced (per ounce)	$1,081	$946	$1,169	$1,013	$1,135

12	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q2	2023 - Q1	2022 - Q2	2023 - YTD	2022 - YTD
Net Income	$29,941	$24,500	$24,110	$54,441	$76,596
Adjustments:
Finance expense	5,995	6,526	8,154	12,521	13,650
Income tax expense	5,773	4,666	5,283	10,439	13,889
Amortization and depreciation	20,239	16,506	16,361	36,745	27,865
EBITDA	$61,948	$52,198	$53,908	$114,146	$132,000
Foreign exchange (gain) loss	(15,057)	(8,621)	3,303	(23,678)	(15,406)
Share based compensation	4,909	5,017	(2,333)	9,926	(343)
Unrealized loss (gain) on copper derivative contracts	(2,654)	—	—	(2,654)	—
Incremental COVID-19 costs	—	—	952	—	1,956
Adjusted EBITDA	$49,146	$48,594	$55,830	$97,740	$118,207

13	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q2	2023 - Q1	2022 - Q2	2023 - YTD	2022 - YTD
Net income as reported attributable to the owners of the Company	$29,576	$24,154	$23,820	$53,730	$75,927
Adjustments:
Share based compensation	4,909	5,017	(2,333)	9,926	(343)
Unrealized foreign exchange (gain) loss on USD denominated balances in MCSA	(9,716)	(4,753)	1,038	(14,469)	(299)
Unrealized foreign exchange (gain) loss on foreign exchange derivative contracts	(2,078)	(3,152)	1,405	(5,230)	(23,210)
Unrealized gain on interest rate derivative contracts	(2,644)	—	—	(2,644)	—
Incremental COVID-19 costs	—	—	946	—	1,944
Tax effect on the above adjustments	2,205	1,208	(519)	3,413	3,289
Adjusted net income attributable to owners of the Company	$22,252	$22,474	$24,357	$44,726	$57,308

Weighted average number of common shares
Basic	92,685,916	92,294,045	90,539,647	92,491,063	90,389,661
Diluted	93,643,447	93,218,281	91,850,321	93,429,191	91,887,665

Adjusted EPS
Basic	$0.24	$0.24	$0.27	$0.48	$0.63
Diluted	$0.24	$0.24	$0.27	$0.48	$0.62

14	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Net (Cash) Debt

The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	June 30, 2023	March 31, 2023	December 31, 2022	June 30, 2022
Current portion of loans and borrowings	$17,105	$9,221	$15,703	$16,219
Long-term portion of loans and borrowings	409,818	401,595	402,354	403,492
Less:
Cash and cash equivalents	(124,382)	(209,908)	(177,702)	(329,292)
Short-term investments	(56,011)	(26,739)	(139,700)	(100,589)
Net (cash) debt	$246,530	$174,169	$100,655	$(10,170)

Working Capital and Available Liquidity

The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	June 30, 2023	March 31, 2023	December 31, 2022	June 30, 2022
Current assets	$280,783	$331,241	$392,427	$523,201
Less: Current liabilities	(140,090)	(112,448)	(129,121)	(105,527)
Working capital	$140,693	$218,793	$263,306	$417,674

Cash and cash equivalents	124,382	209,908	177,702	329,292
Short-term investments	56,011	26,739	139,700	100,589
Available undrawn revolving credit facilities	150,000	150,000	75,000	75,000
Available liquidity	$330,393	$386,647	$392,402	$504,881

15	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
ABOUT ERO COPPER CORP

Ero is a high-margin, high-growth, low carbon-intensity copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

16	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company's expected production, operating costs and capital expenditures at the Caraíba Operations, the Tucumã Project and the Xavantina Operations; the ability of the Company to execute on its growth initiatives according to the timeline and budget currently envisioned; estimated completion dates for certain milestones, including construction of the Tucumã Project, completion of the projects that comprise the Pilar 3.0 initiative, including the Caraíba mill expansion and construction of the new external shaft to access the Deepening Extension Zone, and commencement of mining from the Matinha vein at the Xavantina Operations; the estimated timing of construction activities comprising the Company's key growth initiatives, including the commencement of main shaft sinking at the Caraíba Operations' new external shaft; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the AIF under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

17	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada